

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 14, 2017

Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer
Halcón Resources Corporation
1000 Louisiana St., Suite 6700
Houston, TX 77002

> **Re:** **Halcón Resources Corporation**
> **Information Statement on Form PRE 14C**
> **Response Dated August 2, 2017**
> **File No. 1-35467**

Dear Mr. Mize:

We have reviewed your August 2, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our July 31, 2017 letter.

General

1.   In your response to comment 1, you stated that the individuals or entities became aware of the Williston Divestiture for reasons unrelated to their position as stockholders and unrelated to any solicitation of their written consent, and "volunteered" their approval of the Williston Divestiture with respect to their equity holdings of the Company. However, this statement appears to be inconsistent with your disclosure on page 1 of the information statement that, "In order to eliminate the costs and management time involved in obtaining proxies and in order to effect these actions as early as possible to accomplish the purposes described below, the board of directors elected to seek the written consent of our stockholders in lieu of a special

meeting." Please revise the disclosure to clarify, if true, that none of your communications regarding the Williston Divestiture with the individuals or entities listed on page 9 of the information statement involved a "solicitation" within the meaning of Rule 14a-1(l)(1).

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources